[Mutual Funds, Inc.]

Item 77C: Submission of matters to a vote of security holders.

The following proposal was addressed and approved at a special meeting of shareholders held on May 23, 2006.

1.   Proposal to approve a sub-advisory agreement with Hartford Investment Management Company

For
Against
Abstain
Hartford Small Company Fund
7,777,517.478
504,920.737
397,318.452

1